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                           March 23, 2023

       Ryan Frazier
       Chief Executive Officer
       Arrived STR, LLC
       1700 Westlake Ave N, Suite 200
       Seattle, WA 98109

                                                        Re: Arrived STR, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 12
                                                            Filed March 17,
2023
                                                            File No. 024-11958

       Dear Ryan Frazier:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              John Rostom, Esq.